Exhibit 99.1

Silver Wheaton Corp.
Annual Meeting of Holders of
Common Shares
May 20, 2011

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Resolution #1: Election of Directors

The eight nominees listed below were elected as directors of the Corporation by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Number of Shares in	Percentage of
Nominees	Favour	Votes Cast
Lawrence I. Bell	183,608,154	99.23%
George L. Brack	159,900,622	86.41%
John A. Brough	163,484,503	88.35%
R. Peter Gillin	183,281,573	99.05%
Douglas M. Holtby	183,297,901	99.06%
Eduardo Luna	133,982,114	72.41%
Wade D. Nesmith	153,819,690	83.13%
Randy Smallwood	185,045,982	100%

Resolution #2: Appointment of Auditors

On a show of hands, the Chairman declared that the shareholders appointed Deloitte & Touche LLP, Chartered Accountants, as auditors and authorized the directors to fix their remuneration.